UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PROFIRE ENERGY, INC.

(Name of Subject Company (Issuer))

Combustion Merger Sub, Inc.

(Offeror)

A wholly owned subsidiary of

CECO ENVIRONMENTAL CORP.

(Parent of Offeror)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

74316X101

(CUSIP Number of Class of Securities)

Lynn Watkins-Asiyanbi

CECO Environmental Corp.

5080 Spectrum Drive, Suite 800E

Addison, Texas 75001

(214) 357-6181

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Clyde W. Tinnen

Foley & Lardner LLP

777 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202

(414) 271-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by CECO Environmental Corp., a Delaware corporation (“Parent”), and Combustion Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Profire Energy, Inc., a Nevada corporation, at a price of $2.55 per Share, net to the seller in cash without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 3, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1)(B), and the related notice of guaranteed delivery (together with any amendments or supplements thereto, the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase and the Letter of Transmittal, the “Offer”), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1)(C). This Amendment No. 1 is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO (to the extent such Items incorporate by reference the information contained in the Offer to Purchase) are hereby amended and supplemented as follows:

Offer to Purchase

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs to the end of such Section:

“Antitrust.   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer as promptly as practicable after the date of the Merger Agreement, but in any event within five (5) business days of the date of the Merger Agreement. Under the HSR Act, the required waiting period will expire at 11:59 p.m., Eastern Time on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC or Parent receives a request for additional information or documentary material from the FTC prior to that time.

Parent filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on October 31, 2024. The required waiting period under the HSR Act with respect to the Offer and the Merger expired at 11:59 p.m., Eastern Time, on November 15, 2024. Accordingly, the condition to the Offer requiring that the waiting period applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase. See Section 15—“Certain Conditions to the Offer”.”

Item 12. Exhibits.

Exhibit No.*	Description

(a)(1)(A)	Offer to Purchase, dated December 3, 2024.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, as published in the New York Times on December 3, 2024.

(a)(5)(A)	Joint Press Release issued by Profire Energy, Inc. and CECO Environmental Corp., dated October 29, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Profire Energy, Inc. on October 29, 2024).

(a)(5)(B)	Press Release issued by CECO Environmental Corp., dated December 3, 2024.

(a)(5)(C)	Press Release of Parent, dated December 5, 2024, announcing the expiration of the waiting period under the HSR Act. (Filed herewith)

(d)(1)	Agreement and Plan of Merger, dated October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc. and Profire Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Profire Energy, Inc. on October 29, 2024).

(d)(2)	Mutual Confidentiality Agreement, dated August 9, 2024, by and between Profire Energy, Inc. and CECO Environmental Corp.

(d)(3)	Exclusivity Agreement, dated September 25, 2024, by and between Profire Energy, Inc. and CECO Environmental Corp.

(d)(4)	Tender and Support Agreement, dated October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc., Brenton W. Hatch and Hatch Family Holding Company, LLC.

(d)(5)	Tender and Support Agreement, dated October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc. and Ryan W. Oviatt.

(d)(6)	Tender and Support Agreement, dated October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc. and Cameron M. Tidball.

(g)	None.

(h)	None.

107	Filing Fee Table

*All Exhibits previously filed on December 3, 2024 as an exhibit to the Schedule TO, unless otherwise indicated above.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Combustion Merger Sub, Inc.

By	/s/ Todd Gleason
Name:	Todd Gleason
Title:	Chief Executive Officer
Date:	December 5, 2024

CECO ENVIRONMENTAL CORP.

By	/s/ Todd Gleason
Name:	Todd Gleason
Title:	Chief Executive Officer
Date:	December 5, 2024

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